Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA ● ASIA PACIFIC ● EUROPE

October 16, 2018

Via EDGAR, Email and FedEx

Nicholas P. Panos, Senior Special Counsel & David Plattner, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	ProLung, Inc.
Definitive Additional Materials filed by ProLung, Inc.
Filed October 1, 2018
File No. 001-38362

Dear Mr. Panos & Mr. Plattner:

On behalf of our client, ProLung, Inc. (the “Company,” “ProLung” “we,” “us” or “our”), set forth below are responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 2, 2018, with respect to the definitive additional materials, File No. 001-38362, filed with the Commission on October 1, 2018.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

1.	In future communications, please refrain from describing the consent solicitation as involving a vote tabulation. In addition, please confirm in the next communication filed as soliciting material that the Company understands the success of Mr. Eror’s consent solicitation is only dependent upon his receipt of unrevoked consents representing more than 50% of the outstanding shares.

Response:

We acknowledge the Staff’s comment and will provide such confirmation in the next communication filed as soliciting material.

United States Securities and Exchange Commission
Division of Corporation Finance
October 16, 2018
Page 2

2.	Given the inability of ProLung to verify the number of consents executed after consent revocations have been received, the irrelevancy of the purported “support” expressed by approximately “60% of the voting stockholders” in light of the applicable legal standard required for approval of the proposal, and the lack of legal effect a consent revocation of a non-existent consent will have on the outcome of the solicitation, please clarify in the next communication filed as soliciting material that ProLung is not in a position to determine with any specificity or accuracy whether or not it is “ahead of the dissident group.” For additional guidance on claims regarding the results of a solicitation, refer to Note d. of Rule 14a-9.

Response:

We acknowledge the Staff’s comment and will provide such clarification in the next communication filed as soliciting material.

3.	Please provide us with the basis for the Company’s statement that Mr. Eror’s statement regarding delivery of consents was “blatantly illegal.” Please identify for us the “sacred” rule of the federal securities laws to which the Company refers.

Response:

Rule 14a-9 of Section 14 of the Securities Exchange Act of 1934, as amended, and Regulation 14A promulgated thereunder (the “Proxy Rules”) prohibits any solicitation in a proxy statement or other communication that is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false or misleading. To assist in the interpretation of this Rule, the Commission included a note to Rule 14a-9 setting forth specific examples of what may be considered misleading within the meaning of Rule 14a-9, including “[c]laims made prior to a meeting regarding the results of a solicitation.”

The press release issued on September 28, 2018 by Steven C. Eror (“Mr. Eror”) on behalf of himself and, purportedly, on behalf of his shareholder group (the “Dissident Group”) in connection with their pending consent solicitation with respect to the Company (the “Eror Press Release”, as filed with the Commission on October 1, 2018 as definitive additional materials), violated Rule 14a-9 of the Proxy Rules by claiming that the Dissident Group “collected consents from shareholders owning more than 50% of the Company's outstanding shares” and that it “expects” to deliver the requisite number of consents “next week.” This is not a new tactic for Mr. Eror. More than one month prior to that, on August 30, 2018, Mr. Eror claimed in an email to at least one shareholder that “[i]n a few days we are likely to have a majority and we could use some help” (emphasis added). Please refer to Exhibit A for a copy of the email. These statements are indeed blatantly false and misleading. Based on the information available to the Company and its proxy solicitor, as of September 27, 2018, the Dissident Group had received unrevoked consents for only 33.2% of the Company’s outstanding shares. Moreover, the Dissident Group could not have known how many of their consents were subsequently revoked by the shareholders and failed to advise shareholders of that fact. As of September 27, 2018, the Company had received, or expected to receive, consent revocations for at least 47.1% of the outstanding shares. The false and misleading character of the Eror Press Release is further proven by the fact that the Dissident Group failed to deliver their purported consents to the Company “next week”—in fact, they have not been delivered at all to date.

United States Securities and Exchange Commission
Division of Corporation Finance
October 16, 2018
Page 3

As U.S. Federal courts have stressed when interpreting and applying Rule 14a-9, the strict prohibition against disclosure of early voting tallies is a fundamental election rule because such disclosures can poison the electorate through a “bandwagon effect.” See Lone Star Steakhouse & Saloon, Inc. v. Adams, 148 F. Supp. 2d 1141, 1152 (D. Kan. 2001) (issuing injunction; early proxy results “clearly intended . . . to generate a bandwagon effect on other shareholders[] are material”).

This “bandwagon effect” is precisely what Mr. Eror is attempting to generate here in order to distract stockholders from carefully considering the merits of arguments. Such statements materially mislead “the average shareholder [into] not giv[ing] the [consent] statement careful consideration because the [result of the elections] would appear a foregone conclusion.” Gould v. Am. Hawaiian S.S. Co., 331 F. Supp. 981, 987 (D. Del. 1971).

4.	Please provide us, with a view toward revised disclosure, with the factual basis for the claim that Mr. Eror’s press release was “apparently issued without consent of these fellow group members.”

Response:

Based on communications our client has had with certain members of the Dissident Group, our client has strong reason to believe that several members of the Dissident Group were not informed of, and were not given an opportunity to review, the Eror Press Release prior to its issuance by Mr. Eror. Please refer to Exhibit B, which includes text communications between J. Scott Nixon, a member of the board of directors of the Company (the “Board”), and Don A. Patterson, a member of the Dissident Group (“Mr. Patterson”), which confirms Mr. Patterson’s lack of knowledge of the issuance of the press release.

*     *     *     *     *

United States Securities and Exchange Commission
Division of Corporation Finance
October 16, 2018
Page 4

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett

Exhibit A

From Steve Eror, to a current Shareholder on August 30, 2018:

[Name of Shareholder redacted at request of Shareholder]

Thanks for meeting today. Here is the information that I promised. Consider the kind of person who would levy these allegations so indiscriminately. It is a distraction.

[Name of Shareholder redacted at request of Shareholder] - I have little to gain here personally, and I am risking a lot to bring this alternative to you. I agree with you that the only way this company is going to survive is to sit down together. I am proposing this occur in the boardroom. In a few days we are likely to have a majority and we could use some help. If you have another piece of business that prevents you from acting independently, I understand. Thank you for your time today. The status quo is a vote in favor of entrenchment of the Raybould / Nixon board.

The key questions:

1. With what the Company is spending to resist the desire of the shareholders to be represented (law suit and consent battle) we expect capital to run out in September / October. From what are you going to service the debt?

2. Tell me how Bob Raybould is qualified to make the key and final decisions on his own? Scott Nixon?

3. Why is the company working so hard to isolate the shareholders?

4. Why does Raybould insist he’s better than the shareholder picking board members? His last three were two employees he can control.

5. How much money has the current management raised for ProLung?

I have attached a consent to enlarge the board — bringing funds, connections, experience and medical expertice back to the benefit of all of the shareholders.

Sincerely,

Steve

Exhibit B

From J. Scott Nixon, current Board member, on September 29, 2018:

Don, I’m sure you have seen the press release that Steve sent out last night. We must respond to it, and we are working on it. Again, he has done something highly irregular and illegal and we need to make that clear for everyone. As stated before, we will try to not go negative to the extent possible; however, we must make it clear that this is another example of illegal behavior and why it taints his process such that we can’t accept any result he may try to submit - even if he actually has the votes, which we don’t believe he has. Plus, he has no clue as to the quantity of revocations we have. We will express commitment to honor shareholder desire, but only when rules, protocols and procedures are legally followed. If he wants to continue this legal battle that will do nobody any good, instead of pursue the dialogue we have going on with reasonable members of the dissident group, that will be his choice, but we both know where that takes the company. You, Ron, Bob, Jared and I can get this done and end the mess, but not when he continues to break securities laws and stir the pot. Hopefully you agree. Scott

Reply by Don A. Patterson, member of the Dissident Group:

I didn’t know anything about the release. I will read it. I have been moving my brother into assisted living today.

I don’t know what securities laws are, and I don’t claim to. I don’t know if he has a 51% net if revocations or not.

I understand the need to respond, but ultimately we need to know truly what the shareholders want and act In their best interest.

I ignored a call from Steve while I was moving. I’ll call him and see what I can discover. I am anxious to meet next week.